UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 28, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):           )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):           )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel
Date: July 28, 2010

Group Overview

•	Quarterly production in line with guidance at 244,000ozs, up 6% compared with March quarter.

•	Margins expanding. Unit total cash costs of $461/oz, down 11% compared with the prior quarter.

•	Lihir Island expansion continues on schedule and within budget.

•	Good progress on Bonikro expansion feasibility study.

•	Merger with Newcrest Mining Ltd proceeding as announced. Scheme booklet released July 22. Scheme Meeting to be held August 23.
Outlook

•	Solid second quarter production in line with budget and on track for full year group production of 1.0 — 1.1 million ounces.

•	Total cash cost guidance for the group for 2010 remains unchanged at less than $450/oz.

	June Qtr	March Qtr	Change
Operation	2010	2010	Q2 v Q1

Lihir Island, PNG	196,925	180,273	9%
Mt Rawdon, QLD	24,489	22,856	7%
Bonikro, CI*	22,510	26,628	-15%

Total	243,925	229,757	6%

*	Bonikro production reported on a 100% basis

Second Quarter Production Report 2010     Page 1 of 32

Managing Director’s Review
Lihir Gold Ltd (LGL) produced 244,000 ounces of gold in the three months to June, which was up 6% compared with the preceding March quarter. Production was in line with the plan for the year, and leaves the company on track to produce between 1-1.1 million ounces of gold in 2010.
At Lihir Island, production totalled 197,000 oz, which was up 9% compared with the prior quarter. Material movements increased 19% due to improvements in mining, but a scheduled major overhaul of one of the three autoclaves in the process plant caused throughputs to be lower than the prior quarter. A significant increase in gold grade, however, enabled overall production to be increased.
Production for the first half at Lihir Island totalled 377,000 ounces, and the increasing quarterly production trend should continue into the second half, driven by higher grade from the pit. Full year guidance for Lihir Island remains unchanged at 800,000 — 870,000 ounces.
The process plant expansion project at Lihir Island remains within budget and on schedule for completion in 2011. Significant civil construction progress has been made on site, and structural works commenced.
In Côte d’lvoire, production at the Bonikro operation totalled 23,000 ounces for the quarter. This was lower than the prior quarter due to high rainfall and unscheduled maintenance in the mining fleet, which reduced mining tonnages and lowered mill feed grade. Material movements, ore throughputs and gold grade are all anticipated to increase in the current half, taking full year production to 100-110,000 ounces for the year. This is slightly lower than previous guidance.
The feasibility study examining the expansion of the Bonikro project continued during the quarter, and is now due for completion by the end of March 2011. A new resource estimate for Bonikro and Hiré has been delayed to the end of this year, following delays in drilling due to lack of drill rigs in the country. The Bonikro expansion involves the development of satellite mines at Hiré, around 10 kilometres from the existing pit, to support an expansion in the plant from 2.0mtpa to 3.5mtpa. This will lift production to approximately 200,000 - 250,000 oz per year from 2012. Community consultation has been completed and the Social and Environmental Impact Assessment is due for submission to the Government in Q3 for Hiré Mining Lease approval.

Meanwhile, exploration activities in Côte d’lvoire continue to deliver promising results. Drilling in the quarter has focussed on the Bonikro and Hiré districts as part of the expansion feasibility study, and work is progressing on exploration of regional targets in the company’s extensive portfolio of highly prospective tenements.
In Australia, the Mount Rawdon operation in Queensland produced 24,000 ounces in the three months to June, which was higher than the previous quarter due to increased plant throughput, following the scheduled shutdown in the first quarter. Full year production is expected to total between 90,000 - 100,000 ounces.
     Financial Review
Gold sales totalled 269,000 ounces for the quarter, which was up 35% compared with the three months to March. The increase was due to timing of sales and movements in inventory. The average realised cash price was up 7% to a record $1191/oz.
Total cash costs for the group were at $461/oz for the quarter, which was down 11% from the previous three months due to the higher production base. In absolute terms, total cash costs reduced by 5% from the first quarter, to $112 million.
Increased production in the current half will lead to further reductions in unit costs, which are expected to be below $450/oz for the full year.
     Newcrest Proposal
On May 4, LGL announced it had entered into a Merger Implementation Agreement with Newcrest Mining Ltd, under which Newcrest would acquire all of LGL’s ordinary shares through a Scheme of Arrangement.
Under the proposal, LGL shareholders will receive one Newcrest share for every 8.43 LGL shares they own, plus A$0.225 cash per share.
The terms of the proposed merger are attractive for LGL shareholders and the combination with Newcrest will create a major, global gold company with a diversified portfolio of high quality operations.
LGL Directors unanimously recommend that LGL Shareholders vote in favour of the Scheme, in the absence of a superior proposal.
The Scheme booklet for the proposed merger of Lihir Gold Ltd with Newcrest Mining Ltd was released last week.
The booklet includes an independent expert’s report, prepared by Grant Samuel and Associates, which concludes that the proposed Scheme of Arrangement is in the best interests of LGL Shareholders, in the absence of a superior proposal.
Shareholders are scheduled to vote on the proposed Scheme on August 23. If approved, the Scheme is expected to be completed on September 13.
     Outlook
LGL remains on track to produce between 1-1.1 million ounces of gold in the full year 2010. This will include production of 800,000-870,000 oz from Lihir Island, approximately 100,000-110,000 oz from Bonikro and 90,000-100,000 oz from Mt Rawdon.
Total cash costs for the year are forecast to be below $450/oz, with total cash costs at Lihir Island to be below $420/oz. Total cash costs at Mt Rawdon and at Bonikro are forecast to be between $550-$575/oz.
The second quarter of 2010 was a solid quarter for the company, with production on track to meet full year guidance, and good progress achieved in the development of the expansion projects at Lihir Island and in Côte d’lvoire. The company is well placed to complete its merger with Newcrest, creating a strong and vibrant new gold major with a first-class portfolio of producing mines and an exciting growth profile. The combined company has an excellent future and promises to deliver strong returns to shareholders.
I thank the LGL staff for their dedication and hard work over recent months, and am grateful to shareholders for their support.
GRAEME HUNT
Managing Director

Second Quarter Production Report 2010     Page 3 of 32

Operations
PRODUCTION STATISTICS

									Change
				Second	First		Fourth	Third	Q2 2010
			First Half	Quarter	Quarter	Second	Quarter	Quarter	vs Q1
			2010	2010	2010	Half 2009	2009	2009	2010 (%)

Lihir Island
Mining	High grade ore	kt	3,446	1,839	1,607	3,058	1,660	1,398	14
	Economic grade ore	kt	4,332	2,252	2,080	4,064	2,387	1,677	8
	Material moved	kt	22,924	12,465	10,459	23,132	12,043	11,089	19
Processing	Ore milled	kt	3,316	1,587	1,729	3,357	1,915	1,442	(8)
	Autoclave feed	kt	2,580	1,253	1,327	2,439	1,383	1,055	(6)
	Autoclave grade	Au g/t	5.40	5.80	5.01	5.86	5.77	5.99	16
	CIL recovery	%	85.1	85.9	84.3	84.0	84.4	86.0	2
	Total recovery	%	81.9	82.6	81.1	79.8	80.5	78.8	2
	Gold poured	oz	377,198	196,925	180,273	387,244	218,111	169,133	9

Mt Rawdon
Mining	Ore mined	kt	1,472	878	594	1,582	695	886	48
	Material moved	kt	7,029	3,877	3,152	6,034	3,014	3,020	23
Processing	Ore milled	kt	1,694	910	784	1,698	869	829	16
	Ore grade	Au g/t	0.95	0.94	0.97	1.07	0.90	1.25	(4)
	Gold recovery	%	89.8	89.4	90.2	91.4	91.1	91.7	(1)
	Gold poured	oz	47,345	24,489	22,856	53,328	22,919	30,409	7
	Silver poured	oz	82,249	43,569	38,680	85,963	31,242	54,721	13

Bonikro
Mining	Ore mined	kt	651	238	413	1,280	632	647	(42)
	Material moved	kt	5,980	2,367	3,613	7,382	3,509	3,873	(34)
Processing	Ore milled	kt	927	446	481	944	518	426	(7)
	Ore grade	Au g/t	1.73	1.62	1.83	2.41	2.42	2.39	(11)
	Gold recovery	%	94.0	93.7	94.2	94.9	94.2	95.8	—
	Gold poured	oz	49,138	22,510	26,628	66,316	34,420	31,896	(15)

LGL Group Production		oz	473,682	243,925	229,757	506,888	275,450	231,438	6

LIHIR ISLAND
Mining
Material movements totalled 12.5 million tonnes, which was up 19% on the prior quarter due to improved operation of the mining fleet, with higher availability of drills and shovels and enhanced shovel dig rates. A new RH200 shovel was commissioned in the quarter, maintaining the total fleet at 5 shovels.
The proportion of high grade ore mined increased in line with plan during the quarter as development of the current phase of the pit reached the higher grade zones of the ore body.
Overall material movements for 2010 are expected to be close to 50 million tonnes, with increases in the remainder of the year due to improved blast fragmentation and commissioning of new mining equipment.
Processing
Mill throughputs were well above budget, at 1.6 million tonnes, with the scheduled 40 day rebrick of one autoclave successfully completed in 37 days. Additional oxygen available due to the shutdown was redeployed in the remaining two autoclaves, helping to lift throughput rates to record levels of 235 tonnes per autoclave per operating hour during the quarter.
Gold grade into the autoclaves rose significantly to 5.8g/t, due to increased grade of ore from the pit, as forecast.
Recovery rates increased as lower throughput tonnages allowed increased residence time in the leach circuit.
In the current quarter, autoclave throughputs will reduce slightly due to higher sulphur grades, and as two autoclaves will each undergo 10 day shutdowns for maintenance inspections. Gold grade, however, is expected to increase beyond 6g/t for the remainder of the year.
Lihir Island Expansion and Interim Power Station project
The expansion project to lift Lihir Island process plant capacity to more than 1 million ounces of gold per year proceeded according to plan. The project remains on time and on budget.
Significant civil construction progress has been made on site. Four new leach tanks have been installed, with the remaining four due to be in place in August. The oxygen plant cold box and heat exchanger have been erected, and the autoclave is being shipped to site for installation in August.
Construction of the barge mounted Interim Power Station continued in Thailand and is now approximately 50% complete. The facility is on schedule for delivery in April 2011.

Second Quarter Production Report 2010     Page 5 of 32

LIHIR ISLAND continued
Exploration
The resource upgrade drilling program at Lihir Island continued during the quarter, with 14 holes drilled for 4400 metres. A total of 21 holes have been drilled in the year to date, for almost 7000 metres. The program is aimed at confirming the known mineralization at Lihir Island and extending the mineralized zone to the east. Results to date have been encouraging, with the drilling program expected to lead to an update to the stated resource in 2011.
The cost of the program to date is $4.2 million, with a full year budget of close to $10 million.
MT RAWDON
Mt Rawdon produced 24,500 ounces in the quarter, which was up 7% from the March quarter and well above plan due to higher than expected mill throughput, grade and recovery.
The focus of operations during the quarter was to progress the next major cutback, while maintaining supply of higher grade ore to the mill from mining operations in the base of the pit. Material movements were above the prior quarter, but slightly below plan due to underperformance of earthmoving equipment and difficult, tight mining conditions at the base of the pit.
Plant throughputs increased 16% following a major maintenance shutdown in the first quarter.
BONIKRO
The Bonikro operation in Côte d’lvoire produced 22,500 ounces which was lower than the prior quarter and below plan due to unusually high rainfall and mechanical failure in the mining fleet. This meant that material movements were below plan, leading to lack of ore supply to the mill, and reliance on low grade stockpiled ore.
Two new trucks have now been purchased, taking the truck fleet to 13, and an additional excavator is being procured for mobilisation at site in the first quarter of 2011. This equipment also will be available for utilisation in the Hiré expansion in due course.
Mill throughputs are expected to improve over the remainder of the year following adjustments to process plant grates and fine tuning of plant settings.

CÔTE D’IVOIRE EXPLORATION AND DEVELOPMENT
Bonikro and Hiré Exploration
During the quarter, at Bonikro, focus continued towards completion of an extensive drilling program testing below the existing pit shell, designed to convert approximately 300,000 ounces of gold, currently defined as inferred resource, into indicated status. This drilling data will underpin the on-going Bonikro expansion feasibility program and is intended to facilitate re-statement of resources and reserves. As at end of quarter, the program was approaching completion.
Highlights returned during the quarter from Bonikro Deeps include results such as:
     5m @ 21.81g/t Au (BRRD022: 56m – 61m)
     8.86m @ 5.46g/t Au (BRRD028: 273.14m – 282m)
     18m @ 5.33g/t Au (BRRD029: 139m – 157m)
     7m @ 5.37g/t Au (BRRD031: 65m – 72m)
     10m @ 16.20g/t Au (BRRD32: 50m – 60m)
     17m @ 14.51g/t Au (BRRD33: 34m – 51m)
     10m @ 10.29g/t Au ( BRRD037: 3m – 13m)
     9m @ 6.57g/t Au (BRRD039: 69m – 78m)
     9m @ 17.86g/t Au (BRRD051: 67m – 76m)
     10m @ 4.11g/t Au (BRRD058:48m – 58m)
     31m @ 10.72g/t Au (BMRD015:182m – 213m)
     10.43m @ 13.52g/t Au (BRRD087: 154.57m – 165m)
     26m @ 2.93g/t Au (BRRD097: 58m – 84m)
At Hiré, 10 kilometres from Bonikro, a similarly extensive resource infill drilling program was successfully completed during the quarter. This has focused on increasing resource confidence, as part of the larger Bonikro mine expansion feasibility program. In addition, the program completed sterilisation drilling to allow for infrastructure planning.
Highlights returned during the quarter from Hiré include results such as:
     12m @ 3.44g/t Au (BRD2101: 10m – 22m)
     9m @ 7.16g/t Au (HRC2257:137m – 146m)
     19m @ 5.06g/t Au (HRC2070: 64m – 83m)
     16m @ 6.91g/t Au (HRC2074: 80m – 96m)
     23m @ 4.01g/t Au (HRC2082: 0m – 23m)
     26m @ 4.65g/t Au (HRC2084: 21m – 47m)
     5m @ 6.72g/t Au (HRC2085: 74m – 79m)
     6m @ 7.27g/t Au (HRC2087: 0m – 6m)
     27m @ 5.70g/t Au (HRC2093: 30m – 57m)
     18m @ 3.98g/t Au (HRC2246:47m – 65m)
     10m @26.64g/t Au (HRC2266: 33m – 43m)
     9m @ 17.25g/t Au (HRC2372:165m – 174m)
     22m @ 6.47g/t Au (HRC2149: 48m – 70m)
     18m @ 3.14g/t Au (HRC2428: 18m – 36m)
     10m @ 9.74g/t Au (HRD2429: 40m – 50m)
     25m @ 4.82g/t Au (HRD499: 43m – 68m)
The feasibility study is considering the potential expansion of the Bonikro plant from 2 million tonnes per annum to 3.5 million tonnes per annum through the installation of additional milling capacity. This would increase potential annual gold production at Bonikro to 200-250,000 ounces.
BONIKRO NEAR MINE EXPLORATION
Having largely completed a review of the exploration potential in the area near the Bonikro mine, a number of outstanding and new areas of interest have been defined. The Oumé area remains a high priority for further review and assessment of the potential to deliver mineable resources and reserves, with further exploration work due to commence early in the second half of 2010. Work is progressing to achieve granted status of the Kokoumbo tenement, adjacent to and immediately to the north of the Bonikro mine. The Kokoumbo tenement includes what is believed to be the largest area of historic gold workings in Côte d’lvoire.

Second Quarter Production Report 2010     Page 7 of 32

CÔTE D’IVOIRE REGIONAL EXPLORATION
The Company currently holds approximately 18,000 square kilometres of tenements, either granted or under application. During the first half of 2010 an extensive review process was undertaken while available resources were focussed on resource drilling at Bonikro and Hiré.
This has increased confidence in the overall prospectivity within the tenement package and provided improved understanding of the exploration targets to enable improved prioritisation, based on a well defined, business driven and staged approach. An aggressive exploration program has been developed, for a revised to year end forecast of $16 million which has takes advantage of increased operational efficiencies and the introduction of new technologies and improved methodologies.
An early focus of the program will be at the Blaffo-Guetto prospect within the Didievi project, designed to test the extent of previously reported economic grade mineralisation. Further geological work and alteration mapping has increased confidence in the target area.
Other priority project areas include the Timbé-Brobo group, located in the northern extension of the same greenstone belt which hosts Bonikro and where efforts will concentrate on follow up of significant early phase RAB and RC drilling results and significant geochemical anomalies.
At Bouaflé, and other projects where geochemical anomalies have been identified, targets are being defined for early drill testing. At more advanced projects such as Tehini West, Mankono and other projects where sufficient early stage work has been completed, drill testing is planned.

Financial Information
GROUP SALES SUMMARY

								Change
			Second	First		Fourth	Third	Q2 2010
		First Half	Quarter	Quarter	Second	Quarter	Quarter	vs Q1
		2010	2010	2010	Half 2009	2009	2009	2010 (%)

Lihir Island
Gold sold	oz	375,519	218,964	156,555	386,903	225,273	161,630	40
Price — spot	$/oz	1,158	1,191	1,111	1,037	1,096	954	7

Mt Rawdon
Gold sold	oz	47,142	25,579	21,563	55,019	24,282	30,737	19
Price — spot	$/oz	1,153	1,195	1,102	1,020	1,096	960	8

Bonikro
Gold sold	oz	46,203	24,629	21,574	69,240	41,434	27,806	14
Price — spot	$/oz	1,153	1,188	1,112	1,041	1,096	958	7

LGL Group
Gold sold	oz	468,864	269,172	199,692	511,161	290,989	220,172	35
Price — spot	$/oz	1,157	1,191	1,110	1,036	1,096	955	7
CASH COSTS

								Change
		First	Second	First		Fourth	Third	Q2 2010
		Half	Quarter	Quarter	Second	Quarter	Quarter	vs Q1
		2010	2010	2010	Half 2009	2009	2009	2010 (%)

Lihir Island
Gross cash costs	$/oz	603	598	608	619	561	694	(2)
Total cash costs	$/oz	473	439	510	479	446	521	(14)

Mt Rawdon
Gross cash costs	$/oz	672	651	695	523	613	455	(6)
Total cash costs	$/oz	532	494	572	426	456	404	(14)

Bonikro
Gross cash costs	$/oz	721	729	715	562	605	516	2
Total cash costs	$/oz	554	615	503	447	503	387	22

LGL Group
Gross cash costs	$/oz	622	615	629	602	571	638	(2)
Total cash costs	$/oz	487	461	515	469	454	487	(11)

Second Quarter Production Report 2010     Page 9 of 32

Total cash costs for the group reduced by 11% to $461/oz for the quarter, benefiting from increased production compared with the first quarter. Unit costs were below budget and on track to achieve full year guidance of less than $450/oz. In absolute terms, total cash costs for the group decreased 5% to $112 million for the quarter, following on from a 5% reduction in the first quarter.
At Lihir Island, unit total cash costs reduced by some $70/oz to $439/oz, and absolute total cash costs fell 6% to $86 million. Gross cash costs, prior to cost deferrals, reduced slightly in unit terms, but increased 7% to $118 million in absolute terms. This was mainly due to higher levels of production in the quarter. Mining costs increased due to higher material movements, increased diesel prices and additional mining fleet maintenance costs.
At Mt Rawdon, total cash costs reduced by 14% to $494/oz, benefiting from higher production levels. Absolute total cash costs fell 7% to $12.1 million, due to increases in deferred costs, but gross cash costs were constant, quarter on quarter
At Bonikro, unit total cash costs increased 22% to $615/oz, which was higher than plan due to lower than expected production in the quarter. Unit gross cash costs, however, increased by just 2% to $721/oz, and in absolute terms, gross cash costs fell by 14% to $16.4 million in the quarter. This was mainly due to lower material movements. Absolute total cash costs increased by 3% to $13.8 million due to reductions in cost deferrals. Reductions in full year production expectations at Bonikro have led to an increase in anticipated unit costs, which are now forecast to be between $550-$575/oz for the full year.

Appendix
BONIKRO MINING PERMIT

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BMRD004	688525.325	236875.121	219.373	122	123	1m @ 2.18g/t
				218	219	1m @ 3.61g/t
				223	224	1m @ 2.20g/t
				246	247	1m @ 2.38g/t
				311	316	5m @ 1.87g/t
				332	333	1m @ 1.45g/t
				346	347	1m @ 1.50g/t
				406	413	7m @ 4.71g/t
				435.95	437	1.05m @ 2.06g/t

BMRD006	688600.509	236781.214	216.898	330.5	335	4.5m @ 1.37g/t
				340	344	4m @ 1.02g/t
				390.3	391.6	1.3m @ 1.72g/t
				397	406	9m @ 1.01g/t
				413	415	2m @ 1.93g/t
				445	446	1m @ 1.37g/t
				450	451	1m @ 1.02g/t

BMRD007	688750.432	236776.041	207.83	65	66	1m @ 1.10g/t
				217	218	1m @ 1.48g/t
				307.7	312	4.3m @ 1.35g/t
				351	352	1m @ 14.10g/t
				373	377	4m @ 1.50g/t
				382	383	1m @ 2.23g/t
				388	396	8m @ 1.99g/t
				401	402	1m @ 1.10g/t
				406	407	1m @ 2.17g/t
				420	421	1m @ 1.22g/t
				424	425	1m @ 2.09g/t
				435	437	2m @ 1.30g/t
				454	457	3m @ 1.38g/t
				462	475	13m @ 1.17g/t
				498	500	2m @ 1.05g/t
				508	509	1m @ 13.40g/t
				514	515	1m @ 1.72g/t
				520	521	1m @ 1.77g/t

Second Quarter Production Report 2010     Page 11 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BMRD008	688749.957	236874.842	202.604	67	68	1m @ 1.43g/t
				185	186	1m @ 2.40g/t
				201	203	2m @ 1.34g/t
				231	232	1m @ 10.50g/t
				237	238	1m @ 2.07g/t
				264	265	1m @ 2.20g/t
				377	378	1m @ 2.09g/t
				408	409	1m @ 1.59g/t
				415	416	1m @ 2.74g/t
				441	442	1m @ 1.35g/t
				467	472	5m @ 2.32g/t

BMRD009	688700.5	236776.058	211.64	200.65	201.95	1.3m @ 1.22g/t
				230	231	1m @ 9.63g/t
				351	352	1m @ 2.51g/t
				364	365	1m @ 1.30g/t
				377	378	1m @ 1.96g/t
				383	384	1m @ 1.34g/t
				387	388	1m @ 2.41g/t
				458	460	2m @ 28.27g/t
				471	472	1m @ 1.20g/t

BMRD010	688650.478	236776.072	214.585	133	134	1m @ 1.44g/t
				183	184	1m @ 3.36g/t
				225	229.47	4.47m @ 1.11g/t
				349	354	5m @ 1.58g/t
				361	362	1m @ 3.02g/t
				432	434	2m @ 1.81g/t
				438	439.7	1.7m @ 1.57g/t

BMRD011	688600.216	236875.589	211.539	227	228	1m @ 12.91g/t
				238	241	3m @ 1.16g/t
				266	269	3m @ 4.62g/t
				280	281	1m @ 1.08g/t
				306	307	1m @ 4.21g/t
				347.7	349	1.3m @ 1.35g/t
				353	357	4m @ 1.63g/t

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BMRD012	688650.099	236871.61	208.485	69	73	4m @ 1.55g/t
				123	124	1m @ 40.40g/t
				151	152	1m @ 1.71g/t
				163	164	1m @ 5.90g/t
				188	189	1m @ 1.48g/t
				274	280	6m @ 1.20g/t
				288	289	1m @ 1.10g/t
				300	301	1m @ 2.35g/t
				317	318	1m @ 1.71g/t
				324	325	1m @ 1.61g/t
				327	328	1m @ 1.34g/t
				334	336	2m @ 2.43g/t
				354	355	1m @ 2.02g/t
				362	364	2m @ 1.56g/t
				373	374	1m @ 1.12g/t
				385	393	8m @ 1.12g/t
				410	412	2m @ 1.13g/t
				439	440	1m @ 1.39g/t

BMRD013	688799.937	236875.045	199.301	194	195	1m @ 1.13g/t
				238	239	1m @ 4.66g/t
				333	353	20m @ 1.23g/t
				360	364	4m @ 1.35g/t
				370	371	1m @ 3.22g/t
				377	379.14	2.14m @ 3.27g/t
				389	398	9m @ 1.02g/t
				425	438	13m @ 1.78g/t
				443	444	1m @ 3.38g/t
				455	456	1m @ 6.70g/t
				470	471	1m @ 1.11g/t
				474	475	1m @ 1.01g/t

BMRD014	688850.062	236903.744	195.609	1	2	1m @ 1.26g/t
				169	171	2m @ 14.69g/t
				175.94	177	1.06m @ 10.10g/t
				189	190	1m @ 19.50g/t
				199	206.97	7.97m @ 1.00g/t
				210.5	221	10.5m @ 3.52g/t
				239	242.28	3.28m @ 4.59g/t
				258	262	4m @ 2.24g/t
				280	284	4m @ 1.19g/t
				289	292	3m @ 1.09g/t
				295	296	1m @ 1.18g/t
				368	372.79	4.79m @ 3.22g/t

Second Quarter Production Report 2010     Page 13 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BMRD015	688699.792	236868.275	205.805	161	162	1m @ 2.37g/t
				182	213	31m @ 10.72g/t
				234	235	1m @ 1.03g/t

BMRD016	688999.51	237048.851	195.981	83	84	1m @ 4.27g/t
				88	89	1m @ 2.49g/t
				206	207	1m @ 2.71g/t
				283	286	3m @ 2.20g/t
				301	309	8m @ 1.88g/t
				321	323	2m @ 1.69g/t
				327	332	5m @ 2.46g/t
				336.39	342.2	5.81m @ 1.99g/t

BMRD017	688851.049	236801.609	202.744	284	285	1m @ 1.25g/t
				346	347	1m @ 1.93g/t
				423	424	1m @ 5.59g/t
				452	453	1m @ 3.60g/t

BMRD018	688600.5	236673.912	224.798	314	332.28	18.28m @ 2.21g/t
				343	354	11m @ 2.23g/t
				362	368	6m @ 1.24g/t
				410	412	2m @ 1.38g/t
				425	426	1m @ 1.23g/t

BRRC015	689050.831	237206.926	190.191	78	79	1m @ 1.03g/t

BRRC016	689099.955	237240.679	190.091	33	41	8m @ 5.75g/t

BRRC019	689149.950	237349.638	192.543	44	45	1m @ 1.00g/t
				91	92	1m @ 1.18g/t
				93	94	1m @ 1.28g/t
				111	113	2m @ 2.16g/t

BRRC020	689100.063	237239.412	190.115	39	50	11m @ 2.66g/t
				121	122	1m @ 1.28g/t
				124	125	1m @ 1.02g/t

BRRC030	688899.808	237199.860	139.598	18	19	1m @ 4.29g/t
				32	37	5m @ 1.54g/t
				41	44	3m @ 1.37g/t

BRRC065	688240.421	237039.790	218.077	6	7	1m @ 8.30g/t
				22	23	1m @ 22.20g/t

BRRC066	688243.634	237075.089	217.874	25	26	1m @ 1.10g/t
				33	36	3m @ 7.88g/t

BRRC067	688244.296	237097.809	216.575	36	37	1m @ 1.32g/t
				45	46	1m @ 6.88g/t

BRRC068	688219.065	237050.832	219.884	8	15	7m @ 2.04g/t
				20	22	2m @ 2.66g/t

BRRC069	688221.897	237073.374	217.958	27	28	1m @ 1.32g/t

BRRC070	688222.919	237098.582	215.470	37	38	1m @ 3.34g/t
				46	47	1m @ 3.51g/t

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRC071	688223.385	237123.085	213.683	51	52	1m @ 1.78g/t
				58	59	1m @ 1.03g/t

BRRC073	688245.135	237120.654	214.696	54	57	3m @ 8.46g/t
				99	100	1m @ 1.02g/t

BRRC074	688193.884	237047.458	219.871	12	13	1m @ 1.10g/t

BRRC075	688170.596	237048.123	219.095	8	11	3m @ 2.72g/t

BRRC076	688173.372	237073.613	217.010	25	33	8m @ 1.61g/t

BRRC077	688173.322	237097.176	214.722	41	42	1m @ 1.60g/t
				45	46	1m @ 1.15g/t

BRRC080	688857.126	237150.658	137.579	9	11	2m @ 1.37g/t
				17	30	13m @ 1.48g/t
				35	67	32m @ 5.57g/t
				72	90	18m @ 1.45g/t
				94	95	1m @ 1.01g/t
				101	102	1m @ 1.29g/t
				104	105	1m @ 1.34g/t
				112	114	2m @ 2.40g/t

BRRD022	688923.203	237218.792	139.939	51	52	1m @ 2.11g/t
				56	61	5m @ 21.81g/t
				71	72	1m @ 1.45g/t
				77	78	1m @ 1.93g/t
				109	110	1m @ 2.43g/t
				115	120	5m @ 5.11g/t
				131	132	1m @ 1.07g/t

BRRD023	688875.292	237213.912	140.116	5	8	3m @ 3.28g/t
				20	21	1m @ 2.54g/t
				31	48	17m @ 1.32g/t
				52	53	1m @ 2.43g/t

BRRD024	688875.114	237216.361	140.163	17	18	1m @ 1.79g/t
				23	24	1m @ 1.50g/t
				27	28	1m @ 1.24g/t
				34	35	1m @ 1.32g/t
				44.8	46	1.2m @ 4.60g/t

BRRD027	688999.889	237147.334	189.939	62	63	1m @ 1.43g/t

Second Quarter Production Report 2010     Page 15 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRD028	688922.884	237220.403	139.919	5	9	4m @ 3.17g/t
				18	19	1m @ 1.42g/t
				52	64	12m @ 3.67g/t
				68	70	2m @ 1.74g/t
				109.58	123.4	13.82m @ 2.32g/t
				132	133	1m @ 4.36g/t
				138.6	144.4	5.8m @ 1.69g/t
				150.4	151.66	1.26m @ 1.56g/t
				165.4	170.5	5.1m @ 1.12g/t
				182	183	1m @ 1.15g/t
				195	196.09	1.09m @ 1.28g/t
				202.07	203.12	1.05m @ 1.78g/t
				208.19	211.36	3.17m @ 2.29g/t
				227.39	230	2.61m @ 11.28g/t
				233.88	238	4.12m @ 2.03g/t
				256.88	258	1.12m @ 35.60g/t
				262.63	263.73	1.1m @ 1.03g/t
				273.14	282	8.86m @ 5.46g/t
				300	304	4m @ 1.68g/t
				311	315.21	4.21m @ 1.58g/t
				319	320	1m @ 10.40g/t
				325	331.21	6.21m @ 4.01g/t

BRRD029	688903.030	237225.392	139.703	20	33	13m @ 1.09g/t
				44	45	1m @ 17.80g/t
				53	62	9m @ 5.38g/t
				66	71	5m @ 1.83g/t
				90	91	1m @ 2.14g/t
				96	108	12m @ 1.12g/t
				119	123	4m @ 1.92g/t
				133	135	2m @ 1.54g/t
				139	157	18m @ 5.33g/t
				170	175	5m @ 1.13g/t
				180	185	5m @ 1.38g/t
				189.7	207.3	17.6m @ 1.45g/t
				210.55	216	5.45m @ 1.33g/t
				238	241.4	3.4m @ 1.83g/t
				251	252	1m @ 1.20g/t
				261	263	2m @ 2.05g/t

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRD031	688749.922	237226.200	169.999	55	56	1m @ 1.01g/t
				65	72	7m @ 5.37g/t
				79	86	7m @ 1.21g/t
				117	118	1m @ 1.58g/t
				139	150	11m @ 3.43g/t
				160	161.11	1.11m @ 2.68g/t
				176.9	178	1.1m @ 2.58g/t
				204	205	1m @ 1.24g/t
				209	216	7m @ 1.04g/t
				223	227	4m @ 1.36g/t
				231	232	1m @ 1.10g/t
				239.67	259	19.33m @ 1.30g/t
				268	269	1m @ 1.09g/t
				304	305	1m @ 1.03g/t
				327.1	328.14	1.04m @ 1.19g/t

BRRD032	688726.201	237211.921	170.036	50	60	10m @ 16.20g/t
				66	68	2m @ 2.33g/t
				72	73	1m @ 2.80g/t
				90	92	2m @ 2.49g/t
				121	140.6	19.6m @ 2.74g/t
				193	194	1m @ 1.87g/t
				198.4	199.61	1.21m @ 1.21g/t
				211	212	1m @ 1.43g/t
				220	221	1m @ 1.00g/t
				228	241.52	13.52m @ 1.08g/t
				247	248	1m @ 10.40g/t
				251.4	253.1	1.7m @ 10.90g/t
				291	296	5m @ 1.54g/t
				314	315	1m @ 1.33g/t
				324	325	1m @ 20.50g/t
				330	331	1m @ 1.82g/t
				338.4	340.62	2.22m @ 8.97g/t
				345	350	5m @ 1.42g/t

Second Quarter Production Report 2010     Page 17 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRD033	688899.580	237199.244	139.653	5	6	1m @ 1.11g/t
				25	29	4m @ 2.73g/t
				34	51	17m @ 14.51g/t
				91	92	1m @ 1.13g/t
				101	102	1m @ 1.22g/t
				105	107	2m @ 1.59g/t
				116	119	3m @ 4.52g/t
				128	136.27	8.27m @ 2.26g/t
				141.33	148	6.67m @ 5.64g/t
				162	166	4m @ 1.72g/t
				172	173	1m @ 1.55g/t
				176.38	177.48	1.1m @ 1.14g/t
				183	184	1m @ 17.90g/t
				190	193	3m @ 2.09g/t
				215	216	1m @ 1.31g/t
				224	225	1m @ 4.19g/t
				239	240	1m @ 6.05g/t
				254	263	9m @ 1.67g/t
				273	274	1m @ 1.66g/t
				280	282	2m @ 30.00g/t
				305	306	1m @ 1.48g/t

BRRD034	688773.341	237122.543	124.897	9	10	1m @ 2.84g/t
				21	25	4m @ 1.50g/t
				53	54	1m @ 6.97g/t
				65	66.5	1.5m @ 1.78g/t

BRRD035	688681.728	237098.971	125.037	2	5	3m @ 2.52g/t
				12	14	2m @ 1.13g/t
				19	22	3m @ 5.74g/t
				27	28	1m @ 1.28g/t
				32	35	3m @ 4.88g/t
				43	46	3m @ 6.06g/t
				51	52	1m @ 1.74g/t
				72	75	3m @ 2.07g/t
				80	81	1m @ 1.66g/t
				86	87	1m @ 30.80g/t
				97	102	5m @ 3.92g/t
				113	116	3m @ 1.41g/t
				132	133	1m @ 1.56g/t

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRD036	688681.519	237097.851	125.101	2	3	1m @ 1.40g/t
				9	10	1m @ 1.33g/t
				15	20	5m @ 4.45g/t
				25	26	1m @ 1.02g/t
				38	39	1m @ 1.22g/t
				43	47	4m @ 10.60g/t
				60	61	1m @ 1.47g/t
				65	66	1m @ 1.28g/t
				69	70	1m @ 1.00g/t
				72	73	1m @ 1.85g/t
				81	85	4m @ 2.53g/t
				91	92	1m @ 1.25g/t
				97	104	7m @ 2.49g/t
				113	114	1m @ 2.16g/t

BRRD037	688699.857	237102.411	125.160	3	13	10m @ 10.29g/t
				24	25	1m @ 1.25g/t
				54	55	1m @ 3.01g/t
				59	62	3m @ 2.08g/t
				73	75	2m @ 1.56g/t

BRRD038	688773.128	237121.315	125.007	18	26	8m @ 2.32g/t

BRRD039	688681.874	237095.126	124.999	5	8	3m @ 1.30g/t
				12	19	7m @ 1.97g/t
				25	26	1m @ 1.23g/t
				31	32	1m @ 1.22g/t
				36	37	1m @ 1.71g/t
				64	65	1m @ 1.11g/t
				69	78	9m @ 6.57g/t
				91	97	6m @ 1.66g/t
				104	109	5m @ 1.72g/t
				114	119	5m @ 2.46g/t
				126	127	1m @ 2.49g/t

BRRD041	688724.677	237124.140	124.790	86	87	1m @ 1.95g/t
				99	100	1m @ 1.03g/t
				134	135	1m @ 2.88g/t
				140	142.1	2.1m @ 1.61g/t
				149	150	1m @ 2.50g/t
				164	167	3m @ 4.74g/t
				176	177	1m @ 1.52g/t
				201	202	1m @ 1.61g/t

BRRD045	688749.732	237120.539	125.274	22	23	1m @ 1.58g/t
				25	26	1m @ 1.73g/t
				46	47	1m @ 1.15g/t
				65	72	7m @ 1.59g/t

Second Quarter Production Report 2010     Page 19 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRD046	688699.587	237077.226	124.747	2	7	5m @ 1.22g/t
				12	21	9m @ 1.12g/t
				27	28	1m @ 1.07g/t
				37	38	1m @ 10.40g/t
				44	45	1m @ 1.09g/t
				62	63	1m @ 1.00g/t
				67	68	1m @ 1.49g/t
				89	97	8m @ 2.20g/t
				108	112	4m @ 4.92g/t

BRRD050	688875.653	237209.205	140.044	0	4	4m @ 2.13g/t
				9	10	1m @ 7.21g/t
				23	24	1m @ 2.17g/t
				30	39	9m @ 3.21g/t
				43	55	12m @ 1.38g/t

BRRD051	688725.090	237071.357	124.744	7	19	12m @ 2.50g/t
				24	25	1m @ 1.64g/t
				29	31	2m @ 10.70g/t
				58	59	1m @ 1.45g/t
				67	76	9m @ 17.86g/t
				88	92	4m @ 1.56g/t
				104	107	3m @ 1.34g/t
				113	114	1m @ 2.39g/t
				157	158	1m @ 7.05g/t

BRRD052	688729.352	237126.423	125.450	12	13	1m @ 4.53g/t
				41	42	1m @ 1.09g/t
				51	52	1m @ 1.69g/t
				66	70	4m @ 1.31g/t
				82	83	1m @ 1.50g/t
				107	108	1m @ 3.12g/t
				115	120	5m @ 3.69g/t
				124	125.05	1.05m @ 1.25g/t
				127	128	1m @ 1.20g/t
				132	133	1m @ 1.27g/t
				139	155	16m @ 1.68g/t
				164	165	1m @ 7.77g/t
				170	173.77	3.77m @ 1.86g/t
				181	182	1m @ 1.52g/t
				183	184	1m @ 1.13g/t
				193	194	1m @ 1.33g/t

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRD053	688854.332	237157.011	137.404	7	10	3m @ 2.61g/t
				19	31	12m @ 2.87g/t
				35	36	1m @ 3.13g/t
				40	41	1m @ 1.33g/t
				50	51	1m @ 1.64g/t
				71	76	5m @ 13.93g/t
				102	116	14m @ 1.46g/t

BRRD054	688750.113	237083.987	124.679	16	18	2m @ 1.33g/t
				27	31	4m @ 2.39g/t
				69	71	2m @ 2.05g/t

BRRD055	688750.109	237085.874	124.676	1	2	1m @ 2.89g/t
				39	41	2m @ 2.24g/t
				52	53	1m @ 2.98g/t

BRRD056	688700.000	237100.000	125.000	0	29	29m @ 1.89g/t
				36	37	1m @ 1.10g/t
				49	50	1m @ 1.03g/t
				52	53	1m @ 1.18g/t
				61	63	2m @ 1.93g/t
				69	70	1m @ 1.08g/t
				77	78	1m @ 1.50g/t
				85	90	5m @ 5.18g/t
				95	97	2m @ 3.02g/t
				103	107	4m @ 1.95g/t
				129.8	134	4.2m @ 1.08g/t
				148	150.8	2.8m @ 1.25g/t
				156	158	2m @ 1.84g/t
				176	187	11m @ 5.76g/t

BRRD057	688854.289	237157.041	137.440	0	1	1m @ 1.56g/t
				7	12	5m @ 11.87g/t
				21	28	7m @ 4.22g/t
				33	46	13m @ 4.02g/t
				63	64	1m @ 1.06g/t
				84	85	1m @ 1.55g/t
				89	97	8m @ 1.76g/t
				104	132	28m @ 3.15g/t

BRRD058	688875.543	237209.052	140.042	15	18	3m @ 1.56g/t
				37	38	1m @ 2.61g/t
				48	58	10m @ 4.11g/t
				68	69	1m @ 4.33g/t
				82	83	1m @ 2.59g/t

BRRD059	688922.000	237222.000	140.000	4	5	1m @ 1.19g/t
				9	11	2m @ 1.86g/t
				50	60	10m @ 1.75g/t

Second Quarter Production Report 2010     Page 21 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRD060	688589.054	236971.771	179.781	91.66	93	1.34m @ 3.55g/t
				104	105	1m @ 3.42g/t
				116.96	139.27	22.31m @ 2.17g/t
				150.59	152.41	1.82m @ 1.46g/t
				173	177	4m @ 1.81g/t

BRRD061	688818.766	237258.576	169.347	35	36	1m @ 2.80g/t
				48	50	2m @ 1.50g/t
				60	68	8m @ 2.22g/t
				79	80	1m @ 1.13g/t
				84	105	21m @ 2.42g/t
				115	117	2m @ 2.08g/t
				121	136	15m @ 1.98g/t
				142	143	1m @ 1.74g/t
				163	164	1m @ 1.46g/t
				214	216	2m @ 1.55g/t
				223	224	1m @ 1.02g/t
				225	226	1m @ 1.10g/t
				242	243	1m @ 2.62g/t
				263	264	1m @ 7.53g/t
				271	274	3m @ 1.96g/t
				278.1	288	9.9m @ 2.92g/t
				294	298	4m @ 1.72g/t

BRRD062	688820.766	237259.158	149.541	71	72	1m @ 1.15g/t
				76	89	13m @ 8.03g/t
				95	103	8m @ 1.62g/t
				107	111	4m @ 1.21g/t
				116	118	2m @ 1.14g/t
				127	144	17m @ 1.28g/t

BRRD063	688821.135	237260.326	169.648	66	67	1m @ 1.40g/t
				79	93	14m @ 2.87g/t
				98	99	1m @ 1.39g/t
				104	110	6m @ 1.08g/t
				111	114.06	3.06m @ 1.03g/t
				122	125	3m @ 1.53g/t
				148	152	4m @ 2.75g/t
				157	165	8m @ 4.97g/t
				172.5	175	2.5m @ 18.94g/t
				180	181	1m @ 2.54g/t
				185	224	39m @ 2.29g/t
				241	242	1m @ 1.96g/t
				261	262	1m @ 2.24g/t
				275	283	8m @ 7.35g/t
				289	297.68	8.68m @ 2.10g/t
				303	304	1m @ 2.68g/t
				314	315	1m @ 5.56g/t

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRD064	688819.540	237261.067	169.888	122	123	1m @ 1.10g/t
				164.77	168	3.23m @ 11.07g/t
				172	173	1m @ 1.08g/t
				181	186	5m @ 2.17g/t
				198	215	17m @ 2.12g/t
				226	230	4m @ 11.57g/t
				238	239	1m @ 3.03g/t
				270	280	10m @ 1.28g/t
				289	290	1m @ 3.41g/t
				313	314	1m @ 5.20g/t

BRRD072	688599.225	236973.008	179.960	65	67	2m @ 1.93g/t
				76.33	83	6.67m @ 1.28g/t
				115.52	118	2.48m @ 1.24g/t
				120	121	1m @ 1.11g/t
				123.7	125	1.3m @ 1.84g/t
				166	171.02	5.02m @ 1.91g/t
				182.3	188.5	6.2m @ 2.13g/t

BRRD079	688855.652	237154.060	137.579	1	2	1m @ 2.35g/t
				15	32	17m @ 2.54g/t
				45	46	1m @ 1.79g/t
				55	56	1m @ 1.34g/t
				64	66	2m @ 1.47g/t
				72	73	1m @ 1.59g/t
				84	86	2m @ 1.61g/t
				94	95	1m @ 1.07g/t
				95.7	97	1.3m @ 5.78g/t
				101	102	1m @ 1.44g/t
				106	107	1m @ 1.61g/t
				113.85	117.72	3.87m @ 1.02g/t
				157	161.58	4.58m @ 1.00g/t
				176.78	180	3.22m @ 1.39g/t
				184	191.13	7.13m @ 1.40g/t
				200	218	18m @ 2.30g/t

BRRD081	688626.119	236959.719	176.249	83	84	1m @ 1.44g/t
				117	121	4m @ 15.83g/t

BRRD082	688649.117	236951.567	173.565	46	47	1m @ 1.89g/t
				116	119	3m @ 1.78g/t
				123	124	1m @ 1.65g/t

BRRC083	689024.939	237280.945	169.814	9	11	2m @ 1.56g/t
				28	29	1m @ 1.02g/t
				38	41	3m @ 1.61g/t
				50	51	1m @ 1.53g/t
				100	101	1m @ 9.06g/t
				107	108	1m @ 6.47g/t
				112	114	2m @ 1.49g/t

Second Quarter Production Report 2010     Page 23 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

BRRD084	689024.658	237280.9	169.814	14	16	2m @ 1.85g/t
				37	44	7m @ 1.70g/t
				50	51	1m @ 3.43g/t
				59	61	2m @ 2.93g/t
				65	70	5m @ 4.21g/t
				89	93	4m @ 2.04g/t
				130	131	1m @ 1.95g/t
				141	148	7m @ 3.01g/t

BRRC085	689024.1	237290.979	169.944	2	3	1m @ 1.50g/t
				9	10	1m @ 1.17g/t
				38	39	1m @ 1.38g/t
				44	46	2m @ 1.91g/t
				52	58	6m @ 4.22g/t
				72	74	2m @ 1.26g/t

BRRC098	237165	688600	140	8	12	4m @ 6.19g/t

BRRC100	237165	688625	140	2	3	1m @ 28.70g/t
				19	20	1m @ 2.35g/t

BRRD086	689024.001	237291.884	169.999	42	43	1m @ 1.34g/t

BRRD087	689002.800	237276.400	169.698	6	7	1m @ 1.91g/t
				14	15	1m @ 1.05g/t
				31	40	9m @ 6.42g/t
				45	46	1m @ 1.55g/t
				56	60	4m @ 1.90g/t
				106	107	1m @ 3.01g/t
				111	123	12m @ 1.54g/t
				127	128.1	1.1m @ 1.14g/t
				136	137	1m @ 1.46g/t
				141	145	4m @ 5.33g/t
				149	150.4	1.4m @ 1.26g/t
				154.57	165	10.43m @ 13.52g/t

BRRD088	237274.9	689003.1	169.694	2	3	1m @ 1.54g/t
				24	46	22m @ 1.81g/t
				50	52	2m @ 1.15g/t
				57	58	1m @ 1.10g/t
				76.72	80	3.3m @ 2.89g/t
				143	173	30m @ 2.29g/t
				176.5	188.5	12m @ 1.33g/t

BRRD089	237272.4	689003.4	169.582	29	31	2m @ 3.00g/t
				247	248	1m @ 2.07g/t

BRRD090	688799.2	237129.732	124.900	39	45	6m @ 1.02g/t

BRRD092	236961	688618	170.026	102	103	1m @ 1.07g/t
				121	122	1m @ 1.27g/t

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE Au

				182	183	1m @ 1.28g/t

BRRD093	237361.5	689050.7	170.293	10	11	1m @ 1.04g/t
				30	31	1m @ 1.00g/t
				37	40	3m @ 2.02g/t
				90	91	1m @ 1.63g/t
				95	96	1m @ 5.52g/t

BRRD095	237164.2	688596.7	139.637	8	11	3m @ 2.43g/t
				15	16	1m @ 1.31g/t
				77	90	13m @ 1.53g/t
				115	116	1m @ 18.50g/t

BRRD096	237145	688600	140	3	5	2m @ 2.53g/t
				11	12	1m @ 1.06g/t
				51	52	1m @ 1.00g/t
				113.4	119	5.6m @ 2.01g/t
				127	136	9m @ 1.79g/t

BRRD097	237147.9	688622.8	139.442	5	6	1m @ 2.69g/t
				58	84	26m @ 2.93g/t

BRRD099	237322.4	688599.1	200.671	100	101	1m @ 1.44g/t

BRRD101	237307.6	688549.4	197.562	33	34	1m @ 1.96g/t
				65	66	1m @ 1.15g/t
				98	99	1m @ 1.23g/t

BRRD102	237297.4	688499.7	198.634	2	3	1m @ 2.25g/t
				17	19	2m @ 11.80g/t
				56	57	1m @ 12.50g/t

BRRD104	237337	689075	165	2	3	1m @ 1.09g/t
				6	7	1m @ 2.23g/t
				43	44	1m @ 1.49g/t
				68	69	1m @ 1.58g/t
				93	94	1m @ 10.50g/t
HIRÉ PERMIT

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE

HRC1055	684411.053	248428.586	208.108	56	59	3m @ 2.95g/t
				100	104	4m @ 5.83g/t

HRC1687	684180.3	248123.5	213.185	27	32	5m @ 1.47g/t
				56	58	2m @ 5.75g/t

HRC1688	684207.1	248108.8	211.605	4	5	1m @ 2.11g/t
				12	14	2m @ 1.21g/t
				95	96	1m @ 1.36g/t

HRC1691	684210.2	248153.6	211.028	77	78	1m @ 1.48g/t

Second Quarter Production Report 2010     Page 25 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE

HRC1692	684236.9	248137.7	209.951	24	35	11m @ 2.36g/t
				46	47	1m @ 1.76g/t
				58	59	1m @ 1.13g/t
				86	89	3m @ 1.81g/t
				102	103	1m @ 1.31g/t

HRC2012	686424	249901	162	0	2	2m @ 1.20g/t

HRC2016	686287	249979	167	12	14	2m @ 1.00g/t

HRC2070	684704	249041	187	64	83	19m @ 5.06g/t

HRC2071	684674	249055	188	35	49	14m @ 3.45g/t

HRC2072	684692	249029	188	43	47	4m @ 5.78g/t

HRC2073	684526	249125	191	40	41	1m @ 2.88g/t

HRC2074	684716	249017	185	80	96	16m @ 6.91g/t

				106	108	2m @ 5.09g/t

HRC2075	684713	249065	188	79	89	10m @ 2.29g/t

HRC2076	684683	249081	189	42	52	10m @ 3.87g/t

HRC2078	684697	248979	182	78	79	1m @ 1.87g/t

HRC2082	684546	249067	192	0	23	23m @ 4.01g/t

HRC2084	684522	249035	190	21	47	26m @ 4.65g/t
				56	57	1m @ 1.27g/t
				68	70	2m @ 1.31g/t
				73	90	17m @ 1.01g/t

HRC2085	684497	249051	193	74	79	5m @ 6.72g/t

HRC2086	684469	249067	191	66	67	1m @ 2.05g/t
				113	118	5m @ 2.15g/t

HRC2087	684550	249020	192	0	6	6m @ 7.27g/t
				18	19	1m @ 1.37g/t
				23	24	1m @ 1.06g/t

HRC2090	684705	248932	183	64	65	1m @ 1.46g/t
				123	126	3m @ 1.24g/t

HRC2091	684491	249007	196	73	81	8m @ 3.00g/t

HRC2092	684469	249025	196	27	28	1m @ 1.52g/t
				42	46	4m @ 2.09g/t

HRC2093	684516	248989	196	30	57	27m @ 5.70g/t
				73	74	1m @ 1.34g/t
				82	90	8m @ 1.27g/t

HRC2094	684653	248915	190	5	6	1m @ 1.68g/t

HRC2095	684678	248898	185	45	46	1m @ 3.16g/t
				71	72	1m @ 2.13g/t

HRC2100	684474	248966	197	13	17	4m @ 1.45g/t
				27	28	1m @ 1.36g/t
				52	53	1m @ 2.22g/t
				66	67	1m @ 1.80g/t
				70	71	1m @ 1.60g/t
				95	100	5m @ 4.79g/t

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE

HRC2101	684141.3	248054.6	217.784	10	22	12m @ 3.44g/t

HRC2102	684165.9	248039.8	215.137	9	19	10m @ 2.43g/t
				28	30	2m @ 8.73g/t
				65	67	2m @ 1.81g/t
				80	81	1m @ 1.89g/t

HRC2103	684193.6	248023.7	213	57	60	3m @ 4.97g/t
				67	68	1m @ 2.07g/t
				85	86	1m @ 1.22g/t
				155	156	1m @ 1.05g/t

HRC2105	684155.6	248090.3	216.733	22	23	1m @ 1.13g/t

HRC2106	684187.2	248073	213.57	24	29	5m @ 1.20g/t

HRC2107	684212.2	248059	211.86	51	55	4m @ 9.26g/t
				61	62	1m @ 1.06g/t
				65	66	1m @ 1.05g/t
				68	69	1m @ 1.00g/t
				73	78	5m @ 1.74g/t
				89	90	1m @ 1.53g/t
				140	141	1m @ 1.01g/t

HRC2109	684235.3	248182.8	209.605	12	13	1m @ 3.31g/t

HRD2127	684409.79	248334.385	206.221	157	158	1m @ 2.22g/t
				163	164.13	1.13m @ 5.76g/t
				193	194	1m @ 1.15g/t
				209	210	1m @ 9.30g/t

HRC2131	684385	248424	198	16	17	1m @ 1.09g/t
				71	77	6m @ 2.67g/t

HRD2133	684439	248393	191	87	88	1m @ 1.28g/t
				115	116	1m @ 1.51g/t
				121	122	1m @ 27.90g/t
				128	129	1m @ 1.05g/t

HRD2140	684535	248615	197	55	56	1m @ 1.01g/t
				64	70	6m @ 4.63g/t
				117	123	6m @ 1.14g/t

HRD2146	684545	248699	192	23	24	1m @ 1.50g/t

HRD2149	684525	248805	198	48	70	22m @ 6.47g/t
				92	93	1m @ 1.30g/t

HRC2164	685962	249799	174	36	38	2m @ 4.74g/t

HRC2176	686912	248877	164	36	40	4m @ 4.67g/t

HRC2177	686883	248895	170	0	4	4m @ 3.95g/t

HRC2194	686319	249223	178	2	4	2m @ 1.66g/t
				24	26	2m @ 1.35g/t

HRC2240	684429.6	249479	203.459	38	40	2m @ 1.12g/t
				51	57	6m @ 5.80g/t

HRC2141	684502	248629	195	122	123	1m @ 1.14g/t

Second Quarter Production Report 2010     Page 27 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE

HRC2143	684455	248661	195	19	30	11m @ 2.04g/t

HRC2246	684699	249119	189	47	65	18m @ 3.98g/t

HRC2147	684521	248756	195	96	105	9m @ 1.39g/t
				124	125	1m @ 1.06g/t
				168	169	1m @ 9.60g/t

HRC2248	684710	249092	188	73	82	9m @ 3.37g/t

HRC2249	684606	249124	187	25	26	1m @ 1.97g/t

HRC2256				57	58	1m @ 12.90g/t
				79	83	4m @ 2.58g/t
				91	92	1m @ 1.31g/t

HRC2257	684494	248545	194	129	131	2m @ 2.03g/t
				137	146	9m @ 7.16g/t
				160	164	4m @ 2.17g/t
				173	175	2m @ 1.52g/t
				183	186	3m @ 4.06g/t

HRC2258	684455	248614	198	19	20	1m @ 2.67g/t

HRC2259	684499	248585	197	43	44	1m @ 1.80g/t

HRC2263	684460	248699	202	11	12	1m @ 1.70g/t
				17	18	1m @ 1.36g/t

HRD1057	684487	248483	208	30	32	2m @ 4.25g/t
				152	153	1m @ 4.76g/t

HRD1696	686473	248395	181	146	147	1m @ 1.78g/t

HRC2027	683670	248761	169	15	17	2m @ 2.14g/t

HRC2384	683855.2	249809	183.903	28	32	4m @ 1.56g/t

HRC2266	684493	248731	197	33	43	10m @ 26.64g/t
				48	54	6m @ 4.13g/t
				63	64	1m @ 6.62g/t
				148	150	2m @ 1.99g/t

HRC2269	684494	248771	193	0	4	4m @ 1.38g/t
				11	12	1m @ 1.94g/t
				19	20	1m @ 2.15g/t
				26	29	3m @ 1.54g/t
				39	40	1m @ 1.09g/t
				126	129	3m @ 6.86g/t

HRC2270	684495	248820	195	14	15	1m @ 1.13g/t
				16	17	1m @ 1.08g/t
				26	29	3m @ 9.24g/t
				84	85	1m @ 1.75g/t
				120	122	2m @ 4.48g/t
				128	131	3m @ 1.51g/t

HRC2351	684549	248792	196	5	13	8m @ 1.34g/t
				18	19	1m @ 1.18g/t
				62	63	1m @ 1.59g/t

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE

HRC2357	684603	248806	194	0	1	1m @ 1.78g/t
				22	23	1m @ 1.09g/t

HRC2358	684628	248789	192	47	49	2m @ 10.02g/t
				63	65	2m @ 1.78g/t

HRC2363	684420	248721	197	79	81	2m @ 4.23g/t

HRC2366	684418	248678	198	63	72	9m @ 3.31g/t

HRC2370	684495	248912	198	111	115	4m @ 10.74g/t

HRC2371	684522	248896	199	9	18	9m @ 1.53g/t
				42	43	1m @ 1.52g/t

HRC2372	684546	248881	192	132	152	20m @ 1.18g/t
				165	174	9m @ 17.25g/t
				179	180	1m @ 1.38g/t
				183	185	2m @ 1.09g/t

HRC2428	684536	248933	198	18	36	18m @ 3.14g/t
				80	81	1m @ 1.37g/t
				87	88	1m @ 4.49g/t
				122	125	3m @ 2.95g/t

HRC2495	684487	248753	197	20	21	1m @ 1.09g/t
				28	35	7m @ 1.36g/t
				85	86	1m @ 1.06g/t
				93	94	1m @ 1.11g/t
				137	139	2m @ 1.68g/t

HRC2501	684666	249050	196	32	34	2m @ 2.05g/t

HRD292	683841.8	247462.8	206.25	75	78	3m @ 2.35g/t
				105	106	1m @ 1.68g/t
				112.5	113.5	1m @ 6.05g/t
				117.5	121.55	4.05m @ 5.33g/t

HRD298	683957.1	247673	220.79	37	38	1m @ 12.00g/t
				123.12	124.46	1.34m @ 1.12g/t

HRD306	684037.8	247725	219.42	77	78	1m @ 1.48g/t

HRD499	684556.5	248992.8	210.16	4	5	1m @ 1.51g/t
				31	36	5m @ 4.21g/t
				43	68	25m @ 4.82g/t
				86	99	13m @ 1.32g/t
				144	154.67	10.67m @ 2.30g/t

HRD521	683946.2	247631.7	220.34	117.22	130	12.78m @ 1.31g/t

HRD1034	684056.1	247754.7	219.118	35	36	1m @ 1.53g/t
				50	55	5m @ 1.16g/t
				58	59	1m @ 1.27g/t
				64	66	2m @ 4.37g/t
				71	74	3m @ 1.15g/t
				90	91	1m @ 1.40g/t

HRD1057	684478.5	248483.4	208.606	30	32	2m @ 4.25g/t
				152	153	1m @ 4.76g/t

Second Quarter Production Report 2010     Page 29 of 32

Appendix (continued)

HOLE ID	NORTH	EAST	RL	FROM	TO	GRADE

HRD1591	683926.8	247572.6	215.358	146	148.84	2.84m @ 5.39g/t

HRD1597	684002.8	247662.7	220.288	90	92	2m @ 1.25g/t

HRD1671	684046	247737.7	219.01	55	56	1m @ 1.13g/t
				66	70	4m @ 1.15g/t
				111	112	1m @ 1.01g/t
				119	122	3m @ 2.15g/t

HRD1812	683794.3	247421.4	202.929	78	79	1m @ 1.38g/t

HRD2120	684329.8	248268.6	207.199	77	79	2m @ 2.42g/t
				111	112	1m @ 1.00g/t

HRD2122	684330	248315	190	31	43	12m @ 2.78g/t

HRD2130	684393	248373	207	86	88	2m @ 4.09g/t
				105	107	2m @ 3.29g/t

HRD2138	684462	248445	186	130	131	1m @ 2.08g/t

HRD2140	684535	248615	213	55	56	1m @ 1.00g/t
				64	70	6m @ 4.63g/t
				117	123	6m @ 1.14g/t
				150	151	1m @ 1.35g/t
				182	183	1m @ 1.54g/t

HRD2145	684369.3	248752.4	211.398	118	119.12	1.12m @ 5.93g/t
				133.91	135.46	1.55m @ 4.77g/t

HRD2356	684576	248820	190	53	54	1m @ 1.05g/t

HRD2359	684657	248776	190	56	63	7m @ 3.46g/t

HRD2361	684613	248775	192	25	26	1m @ 17.40g/t
				43	44	1m @ 3.10g/t

HRD2364	684396	248739	196	93	94	1m @ 1.23g/t

HRD2367	684392	248694	203	101	106	5m @ 3.74g/t

HRD2369	684647	248801	192	16	22	6m @ 3.37g/t

HRD2373	684573	248866	191	116	118	2m @ 11.25g/t

HRD2374	684597	248852	190	31	32	1m @ 1.68g/t

HRD2426	684655	248818	187	36	37	1m @ 14.00g/t

				86	100	14m @ 1.78g/t
HRD2427	684674	248832	185	67	68	1m @ 1.87g/t
				70	71	1m @ 1.22g/t
				97	102	5m @ 9.54g/t
				119	120	1m @ 1.19g/t

HRD2429	684524	249082	193	40	50	10m @ 9.74g/t
Table 2. Significant intersections (greater than 1g/t) from the Hiré (Chapelle) drilling program for Q2 2010. Intervals exceeding 10 grams-meters highlighted

Forward Looking Statements
This document may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir Gold Limited (“LGL”), which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in LGL’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”).
Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. LGL’s wholly owned subsidiary LGL Ballarat Operations Pty Ltd does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated.
LGL can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this document should not be regarded as a representation by any person that they will be achieved.
The foregoing material is a presentation of general background information about LGL’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.
Some of the information contained in this document includes certain un-audited non-GAAP (where GAAP means “generally accepted accounting principles”) measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of LGL’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, LGL’s measures may not be comparable to similarly titled measures of other companies.
Management uses this measure for the same purpose when monitoring and evaluating the performance of LGL. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.
LGL Competent Person Statement
The information in this report that relates to Exploration Results in Côte d’Ivoire is based on information compiled by Mr Marcus Willson.
Mr Willson is a member of the Australian Institute of Geoscientists, is a Registered Professional Geoscientist (Exploration) and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Group GM Exploration. LSA provides services to LGL pursuant to a Managed Services Agreement. Mr Willson has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Willson consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Mineral Resources is based on information compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
Note to U.S. Investors
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. LGL uses certain terms on this website, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in LGL’s most recent Form 20-F, which may be secured from LGL, or from the SEC’s website at www.sec.gov/edgar.shtml.
Note to Canadian Investors
Canadian Investors — for further information in relation to the calculation of reserves and resources with respect to LGL’s Lihir operation, please refer to the Lihir Gold Limited (TSX:LGG) Technical Report (Nl 43-101) dated 18 September 2007 available on SEDAR (www.sedar.com).

Second Quarter Production Report 2010     Page 31 of 32

Further Information
CONTACT FOR INVESTOR INFORMATION
Joe Dowling
GM Corporate Affairs
Tel: +61 7 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@lglgold.com
Joel Forwood
Manager Investor Relations
Tel: +61 7 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@lglgold.com

Web site: www.LGLgold.com
Follow us: www.twitter.com/LGLgold
SHAREHOLDER ENQUIRIES
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000 Australia
Tel: 1300 552 270 or +61 7 3237 2100
Fax: +61 7 3237 2152
Web site: www.computershare.com
Email: web.queries@computershare.com.au
ADR DEPOSITARY
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel: +1 212 815 3700
Fax: +1 212 571 3050
Web site: www.adrbny.com
PRINCIPAL OFFICE
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
CORPORATE OFFICE
Level 32, 400 George Street
Brisbane, Queensland 4000 Australia
STOCK EXCHANGE LISTINGS
Australian Securities Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
ISSUED CAPITAL
The current ordinary issued capital of the company is:
•	2,368,729,935 listed ordinary shares (including 342,044 restricted executive shares)
DIRECTORS
Ross Garnaut — Chairman
Graeme Hunt — Managing Director
Bruce Brook
Peter Cassidy
Mike Etheridge
Winifred Kamit
Geoff Loudon
Alister Maitland
GROUP SECRETARY
Stuart MacKenzie